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SE 10035554 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

SEC FILE NUMBER
8- 53459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Florida Investment Advisers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Bayshore Boulevard, Suite 960
(No. and Street)

Tampa FL 33606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fenn Giles 813-872-1239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dwight Darby & Company
(Name – *if individual, state last, first, middle name*)

611 S. Magnolia Avenue Tampa FL 33606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/22/2010

OATH OR AFFIRMATION

I, R. Fenn Giles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Florida Investment Advisers, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



CARLA J. BELLIVEAU
MY COMMISSION #DD792204
EXPIRES: JUN 23, 2012
1st State Insurance

Signature

President

Title

Carla J. Belliveau

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DwightDarby&Company
Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

February 16, 2010

To the Board of Directors of
Florida Investment Advisors, Inc.
601 Bayshore Blvd., Suite 960
Tampa, Florida 33606

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Florida Investment Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Florida Investment Advisors, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Florida Investment Advisors, Inc.'s management is responsible for Florida Investment Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [verified cancelled checks and cash disbursements journal] noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 (Form X-17A-5 for the quarter ending March 31, 2009), as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [Form X-17A-5 for the quarters ending June 30, 2009, September 30, 2009 and December 31, 2009 and the general ledger from April 1, 2009 through December 31, 2009] noting no differences;

611 South Magnolia Avenue • Tampa, Florida 33606-2744 • (813) 251-2411 • FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com • www.dwightdarby.com
Members American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Independent Member B K R International

To the Board of Directors of
Florida Investment Advisors, Inc.
February 16, 2010
Page two of two

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [Form X-17A-5 for the quarters ending June 30, 2009, September 30, 2009 and December 31, 2009 and the general ledger from April 1, 2009 through December 31, 2009] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [*not applicable*].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

REPORT ON EXAMINATION

OF

FLORIDA INVESTMENT ADVISORS, INC.

TAMPA, FLORIDA

DECEMBER 31, 2009



DwightDarby&Company

Certified Public Accountants

February 16, 2010

To the Board of Directors
Florida Investment Advisors, Inc.
Tampa, Florida

We have completed an examination of Florida Investment Advisors, Inc. in accordance with rule 17a-5 under the Securities Exchange Act of 1934.

The attached report of our examination, which was performed as of December 31, 2009, is presented in two parts:

Part I - Report on Examination of Financial Statements

Part II - Report on Internal Control

Dwight Darby & Company

Certified Public Accountants

611 South Magnolia Avenue • Tampa, Florida 33606-2744 • (813) 251-2411 • FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com • www.dwightdarby.com
Members American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants

PART I

REPORT ON EXAMINATION

OF

FINANCIAL STATEMENTS

FLORIDA INVESTMENT ADVISORS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)
TAMPA, FLORIDA

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

FLORIDA INVESTMENT ADVISORS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

DECEMBER 31, 2009 AND 2008

CONTENTS



DwightDarby&Company

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

February 16, 2010

Board of Directors
Florida Investment Advisors, Inc.
Tampa, Florida

We have audited the accompanying statements of financial condition of Florida Investment Advisors, Inc. (FIA), a wholly owned subsidiary of The Tampa Banking Company, as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of FIA's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Investment Advisors, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dwight Darby & Company

Certified Public Accountants

611 South Magnolia Avenue • Tampa, Florida 33606-2744 • (813) 251-2411 • FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com • www.dwightdarby.com
Members American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants

FLORIDA INVESTMENT ADVISORS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2009	DECEMBER 31, 2008
ASSETS		
Cash and cash equivalents	$ 1,348,403	$ 1,481,362
Fees and commissions receivable	63,062	99,658
Deposit with clearing organization	100,000	100,000
Antiques and software, net of accumulated amortization of $11,554 and $8,822, respectively	51,150	33,734
Property and equipment, net of accumulated depreciation of $187,594 and $159,850, respectively	128,723	173,939
Prepaid expenses	36,933	36,398
Total assets	$ 1,728,271	$ 1,925,091
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 100,325	$ 211,712
Income taxes payable	1,860	17,437
Deferred income taxes	23,585	24,135
Total liabilities	125,770	253,284
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized; issued and outstanding 7,500 shares	7,500	7,500
Additional paid-in capital	455,712	446,364
Retained earnings	1,139,289	1,217,943
Total stockholder's equity	1,602,501	1,671,807
	$ 1,728,271	$ 1,925,091

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISORS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF INCOME

	FOR THE YEAR ENDED DECEMBER 31,	
	2009	2008
REVENUES		
Brokerage income	$ 1,392,173	$ 1,579,530
Management fees	1,194,685	1,252,985
Fee income from The Bank of Tampa trust department	147,076	202,552
Sweep fee income	123,654	414,783
Interest and dividend income	7,450	22,662
Commissions on life insurance sales	4,086	1,132
Total revenues	2,869,124	3,473,644
EXPENSES		
Salaries, commissions and related expenses	1,338,158	1,487,495
Administrative operating expenses	416,595	444,613
Occupancy expenses	316,597	286,918
Clearing and exchange fees	114,168	135,101
Total expenses	2,185,518	2,354,127
INCOME BEFORE PROVISION FOR INCOME TAXES	683,606	1,119,517
PROVISION FOR INCOME TAXES	262,260	422,372
NET INCOME	$ 421,346	$ 697,145
EARNINGS PER SHARE	$ 56.18	$ 92.95

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISORS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDER'S EQUITY
	SHARES	AMOUNT			
Balance, December 31, 2007	7,500	$ 7,500	$ 436,254	$ 1,120,798	$ 1,564,552
Share-based compensation	-	-	10,110	-	10,110
Dividends paid	-	-	-	(600,000)	(600,000)
Net income	-	-	-	697,145	697,145
Balance, December 31, 2008	7,500	7,500	446,364	1,217,943	1,671,807
Share-based compensation	-	-	9,348	-	9,348
Dividends paid	-	-	-	(500,000)	(500,000)
Net income	-	-	-	421,346	421,346
Balance, December 31, 2009	7,500	$ 7,500	$ 455,712	$ 1,139,289	$ 1,602,501

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISORS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF CASH FLOWS

	FOR THE YEAR ENDED DECEMBER 31,	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 421,346	$ 697,145
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	55,624	45,273
Accretion of discount	-	(1,640)
Share-based compensation	9,348	10,110
Loss on sale of investment securities available for sale	30,432	-
Deferred income taxes	(550)	27,952
(Increase) decrease in:		
Fees and commissions receivable	36,596	99,048
Prepaid expenses	(535)	(5,293)
Increase (decrease) in:		
Accounts payable and accrued expenses	(111,387)	(42,650)
Income taxes payable	(15,577)	17,437
Total adjustments	3,951	150,237
Net cash provided by operating activities	425,297	847,382
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of investment securities held to maturity	-	(500,000)
Proceeds from maturities of investment securities held to maturity	-	1,000,000
Purchases of investment securities available for sale	(178,877)	-
Proceeds from sales of investment securities available for sale	148,445	-
Purchases of antiques	(20,148)	-
Purchases of software	-	(2,702)
Purchases of property and equipment	(7,676)	(182,530)
Net cash provided by (used in) investing activities	(58,256)	314,768
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(500,000)	(600,000)
Net cash used in financing activities	(500,000)	(600,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(132,959)	562,150
CASH AND CASH EQUIVALENTS - BEGINNING	1,481,362	919,212
CASH AND CASH EQUIVALENTS - ENDING	$ 1,348,403	$ 1,481,362
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$ 278,387	$ 372,026

See Notes to Financial Statements

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Florida Investment Advisors, Inc. (FIA) was incorporated on May 30, 1995 in the State of Florida. FIA's principal business is to provide investment supervisory services and broker/dealer services as an introducing broker/dealer. FIA conducts business throughout the Tampa Bay area of Florida from its office located in Tampa, Florida. FIA is a member of the Financial Industry Regulatory Authority. FIA is a wholly owned subsidiary of The Tampa Banking Company (Company), a Florida corporation qualified with the Federal Reserve Bank of Atlanta as a bank holding company. Effective December 31, 2009, FIA changed its name from Florida Investment Advisers, Inc. to Florida Investment Advisors, Inc.

Recent Accounting Pronouncements – In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162 (SFAS 168)." SFAS 168 replaces SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles," and establishes the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. All guidance contained in the ASC carries an equal level of authority. On the effective date of SFAS 168, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the ASC became nonauthoritative. SFAS 168 is effective for financial statements issued for annual periods ending after September 15, 2009. FIA evaluated this new statement, and has determined that it does not have a significant impact on the determination or reporting of FIA's financial statements.

In May 2009, the FASB issued SFAS 165, "Subsequent Events," (FASB ASC 855-10). FASB ASC 855-10 is modeled after the same principles as the subsequent event guidance in auditing literature with some terminology changes and additional disclosures. FASB ASC 855-10 is effective for annual periods ending after June 15, 2009, and is required to be applied prospectively. FIA has adopted FASB ASC 855-10 as of December 31, 2009. Except for the disclosure requirements, the adoption of FASB ASC 855-10 had no material impact on FIA's financial statements.

Income Recognition - Management fees, sweep fee income, brokerage income and other fees are recorded as earned and when collection is reasonably assured.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents - Cash and cash equivalents consist principally of cash and interest bearing money market accounts with maturities of three months or less. For purposes of the statements of cash flows, all highly liquid investments are considered to be cash equivalents.

Investment Securities - Securities classified as available for sale may be sold in response to changes in interest rates, liquidity needs and for other purposes. Available for sale securities are carried at fair value and include all securities not classified as held to maturity. Securities classified as held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. FIA has the positive intent and ability to hold these securities to maturity, which in most cases is less than one year. Fair value approximated cost for held to maturity securities.

Realized gains and losses on available for sale securities are included in administrative operating expenses within the Statements of Income. Gains and losses on sales of securities are determined on the specific identification method.

Interest on securities, including amortization of premiums and accretion of discounts, are included in interest income using the interest method over the period to maturity.

Receivables - Receivables are carried at their estimated collectible amounts and credit is generally extended on a short-term basis; thus receivables do not bear interest. Receivables are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

FIA uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Receivables are charged against the allowance account when such receivables are deemed to be uncollectible.

There was no allowance for bad debts for the years ending December 31, 2009 and 2008.

Property and Equipment - FIA's property and equipment are stated at cost less accumulated depreciation. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation expense has been computed using the straight-line method over the estimated useful lives of the assets. For income tax purposes, FIA utilizes the modified accelerated cost-recovery system.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-Based Compensation - The Company maintains performance incentive plans under which incentive options are granted primarily to certain officers and key employees of FIA. The exercise price of the options is approved by the Compensation/Benefits Committee of the Company based on Company's stock price determined by an annual independent appraisal. The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model and assumptions appropriate to each plan. The Black-Scholes model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options, and changes to the subjective assumptions used in the model can result in materially different fair value estimates. FIA expenses employee share-based compensation using the fair value method prospectively for all awards granted, modified, or settled on or after January 1, 2006. Compensation expense is recognized using the straight-line method over the share-based compensation vesting period.

Income Taxes - The provision for income taxes charged against earnings relates to all items of revenue and expense recognized for financial accounting purposes during each of the years. The actual current tax liability may be less than the charge against earnings due to the effect of timing differences between financial and tax accounting, resulting in deferred income taxes. Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes," (FASB ASC 740-10). FIA adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," (FASB ASC 740-10) as of January 1, 2008. There are no uncertain tax positions that result in an unrecognized tax benefit as of December 31, 2009 and 2008.

FIA files a consolidated tax return with the Company and The Bank of Tampa (Bank), an entity affiliated with FIA through common ownership. The provision for income taxes in FIA's Statements of Income has been allocated on the basis of what their expense would have been if they filed separately.

Concentrations of Credit Risk - Financial instruments which potentially subject FIA to concentrations of credit risk consist principally of cash and cash equivalents. FIA places its cash and temporary cash investments with high quality financial institutions.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions - Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Advertising Costs - All of the FIA's advertising costs are nondirect-response costs and are expensed as incurred. Advertising costs for the years ended December 31, 2009 and 2008 were $2,064 and $925, respectively.

Subsequent Events - FIA evaluated all events or transactions that occurred from December 31, 2009 to the date of the Independent Auditors' Report on page 1, the date FIA issued these financial statements. During this period, FIA did not have any material recognizable or nonrecognizable subsequent events.

NOTE 2 - PROPERTY AND EQUIPMENT

At December 31, 2009 and 2008, property and equipment consisted of the following:

	2009	2008
Furniture and equipment	$ 272,490	$ 287,322
Leasehold improvements	43,827	46,467
	316,317	333,789
Less accumulated depreciation	187,594	159,850
	$ 128,723	$ 173,939

NOTE 3 - EMPLOYEE BENEFIT PLANS

FIA has adopted the Employee Stock Ownership Plan (ESOP), 401(k) Plan and the 2000 Employee Incentive Stock Option Plan (2000 ISO) and the 2006 Stock Incentive Plan (2006 ISO) of the Company. All of these plans are typical in nature and are more fully described in the individual plan documents.

Employee Stock Ownership Plan - The Company has an ESOP which covers substantially all full-time employees of FIA. The annual contribution to the ESOP is determined by the Board of Directors of the Company. The contribution expense was $-0- and $41,731 for the years ended December 31, 2009 and 2008, respectively.

NOTE 3 - EMPLOYEE BENEFIT PLANS (Continued)

At December 31, 2009, 164,753 shares of Company stock are held by the Employee Stock Ownership Trust (Trust), which was established to fund the ESOP. Dividends on the shares held by the Trust are charged to retained earnings of the Company. All shares held by the Trust are treated as outstanding in computing the Company's earnings per share.

Employer contributions are allocated among the accounts of Company participants entitled in the ratio which their adjusted compensation is to total adjusted compensation of all participants. Adjusted compensation is total remuneration paid to the participant each year plus any deferred under the 401(k) Plan up to limits prescribed by the Internal Revenue Code (IRC).

401(k) Plan - The 401(k) Plan covers all employees with three months of service and over 21 years of age. Participants may contribute up to 90% of their salary subject to limits prescribed by the 401(k) Plan and the IRC. FIA may make discretionary matching or profit sharing contributions at year end. FIA contributed $-0- and $20,235 to the 401(k) Plan for the years ended December 31, 2009 and 2008, respectively.

Employee Incentive Stock and Restricted Stock Award Option Plans - The 2000 ISO covers eligible employees of FIA. The annual award is determined by the Board of Directors of the Company and cannot exceed 300,000 shares in the aggregate. Options granted become vested and exercisable at 25% per year, commencing on the first anniversary of the effective date of the grant and each anniversary thereafter. Options must be exercised within 10 years after granted. The related shares are considered issued and outstanding when exercised for accounting purposes. On December 13, 2005, the Board of Directors approved an amendment to the 2000 ISO allowing all options issued to employees prior to January 1, 2006 to be fully vested as of December 13, 2005, except for those options that would cause the holder to vest total exercise value in excess of $100,000 during 2005.

Effective October 19, 2006, the Company adopted the 2006 ISO covering eligible employees of FIA. The annual award determined by the Board of Directors of the Company, cannot exceed 250,000 authorized and unissued shares or treasury shares, in the aggregate, and includes Incentive Stock Options, Nonqualified Stock Options, Restricted Shares, Stock Appreciation Rights, Performance Shares and Performance Units. For the years ended December 31, 2009 and 2008, shared-based compensation expense from Incentive Stock Options was $9,348 and $13,860, respectively.

NOTE 3 - EMPLOYEE BENEFIT PLANS (Continued)

An award of 150 performance-based Restricted Shares was made during the year ended December 31, 2007. The Restricted Share Award is subject to forfeiture if employment terminates prior to the lapse of the restrictions. The Restricted Share Award cliff vests over a three-year period (2007-2009) only if the Company has achieved certain performance objectives. Performance awards are expensed over the performance period based on the probability of achieving the performance objectives. For the year ended December 31, 2007, share-based compensation expense of $3,750 was incurred related to the performance-based Restricted Share Award. However, during 2008, it was determined that the performance objectives over the performance period would not be achieved. Therefore, for the year ended December 31, 2008, a credit of $3,750 was recognized to reverse the share-based compensation expense recognized for 2007 related to the performance-based restricted shares.

Each award of Stock Options expires on the earlier of the date specified in the award agreement or the expiration of ten years from the date of grant and shall be fully vested five years after the award grant date. No options were issued under the ISO during 2009.

The following summarizes the options for the 2000 ISO and 2006 ISO for the years ended December 31, 2009 and 2008:

December 31, 2009		
	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	13,050	$43.99
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding at end of year	13,050	43.99
Nonvested at beginning of year	2,025	$67.89
Granted	-	-
Vested	(825)	60.45
Forfeited	-	-
Nonvested at end of year	1,200	73.00

NOTE 3 - EMPLOYEE BENEFIT PLANS (Continued)

Options Outstanding

Range of Exercise Prices	Number Outstanding at 12/31/09	Share-Based Compensation Yet to be Recognized	Weighted-Average Remaining Contractual Life
\$33 - \$75	13,050	\$18,550	4.13 years

Options Exercisable

Number Exercisable at 12/31/09	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life
11,850	\$41.05	3.82 years

December 31, 2008

	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	13,350	\$42.83
Granted	500	71.50
Exercised	(800)	41.88
Forfeited	-	-
Outstanding at end of year	13,050	43.99
Nonvested at beginning of year	2,335	\$63.26
Granted	500	71.50
Vested	(810)	56.78
Forfeited	-	-
Nonvested at end of year	2,025	67.89

Options Outstanding

Range of Exercise Prices	Number Outstanding at 12/31/08	Share-Based Compensation Yet to be Recognized	Weighted-Average Remaining Contractual Life
\$33 - \$75	13,050	\$27,898	5.13 years

Options Exercisable

Number Exercisable at 12/31/08	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life
11,025	\$39.60	4.64 years

NOTE 3 - EMPLOYEE BENEFIT PLANS (Continued)

The weighted average grant date fair values of the options granted during 2008 were based on the assumptions below:

Volatility	7.86%
Risk-free interest rate	4.91%
Dividend yield	0.00%
Expected lives (years)	6.3
Per share weighted average grant date fair value	$19.23

The total intrinsic value of options exercised during the years ended December 31, 2009 and 2008 was $-0- and $23,700, respectively. The fair value of shares vested during the years ended December 31, 2009 and 2008 was $13,738 and $12,546, respectively.

NOTE 4 - INCOME TAXES

The provision for income taxes consists of the following:

	2009	2008
Income tax expense (benefit):		
Current:		
Federal	$ 224,398	$ 334,957
State	38,412	59,463
	262,810	394,420
Deferred	(550)	27,952
Provision for income taxes	$ 262,260	$ 422,372

Deferred income tax benefit arises from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The sources of these differences are depreciation, amortization and accrued vacation compensation. The tax effect of these temporary differences created a deferred tax liability at both December 31, 2009 and 2008.

NOTE 5 - RELATED-PARTY TRANSACTIONS

FIA has entered into agreements with the Bank for certain services and rental of office space. Pursuant to these agreements, FIA paid certain overhead expenses and rent to the Bank, as well as payments under a Revenue Sharing Agreement whereby FIA pays the Bank for the Bank's networking and referral of corporate customers. During the years ended December 31, 2009 and 2008, FIA paid the Bank $217,148 and $296,582, respectively.

NOTE 5 - RELATED-PARTY TRANSACTIONS (Continued)

FIA provides investment management services to the Bank's Trust Department for an annual fee equal to $24,000 and $36,000 for the years ended December 31, 2009 and 2008, respectively, plus an amount based on the percentage of the asset values in the accounts. For the years ended December 31, 2009 and 2008, $147,076 and $202,552, respectively, were received as fees. FIA manages the Bank's investment portfolio for an annual fee of $50,000 and $80,000 for the years ended December 31, 2009 and 2008, respectively.

FIA offers investment management services to officers, directors and employees of FIA and the Bank. These services are provided under the same terms and conditions as those offered to all customers. The amount of income derived from these services to related individuals is less than 1.5% of total revenues.

Bank employees periodically refer customers and other members of the general public to FIA and receive a solicitor fee for a qualified investment management referral. For the years ended December 31, 2009 and 2008, $9,210 and $4,608, respectively, were paid as fees.

NOTE 6 - NET CAPITAL REQUIREMENTS

FIA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, FIA had net capital of $1,229,280, which was $979,280 in excess of its required net capital of $250,000. FIA's net capital ratio was .1 to 1. At December 31, 2008, FIA had net capital of $1,232,897, which was $982,897 in excess of its required net capital of $250,000. FIA's net capital ratio was .2 to 1. Accordingly, at December 31, 2009 and 2008, FIA was in compliance with the net capital requirement.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

FIA is obligated under a lease for a portion of its office space to the Bank until September 30, 2010. Rent expense is $6,014 per month through the end of the lease. The lease automatically renews annually.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

In addition, FIA leases office space from an unrelated entity under a noncancelable operating lease, which expires in May 2012. Rent expense under this operating lease was $164,133 and $99,522 for the years ended December 31, 2009 and 2008.

Future minimum rental payments required under this operating lease are as follows:

Year Ending December 31:	
2010	$ 146,702
2011	151,119
2012	63,745
	$ 361,566

FIA occasionally becomes involved in various lawsuits and is subject to certain contingencies in the normal course of business. FIA's management intends to vigorously defend any claims which may be asserted.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

In the normal course of business, FIA's customer and correspondent clearance activities (customers) involve the execution, settlement and financing of various customer securities transactions. These activities may expose FIA to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

FIA's customer securities activities are transacted on either a cash or margin basis. In margin transactions, FIA's correspondent clearing agent extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose FIA to significant off-balance-sheet risk in the event cash and equity balances in the customer account are not sufficient to cover losses which the customer's account may incur. In the event the customer fails to satisfy its obligations, FIA may be required to purchase or sell the financial instruments of the deficient customer, at prevailing market prices, in order to fulfill the customer's obligations.

In accordance with industry practice, FIA records customer transactions on a settlement-date basis, which is generally three business days after the transaction date. FIA is, therefore, exposed to risk of loss on these transactions in the event the customer is unable to fulfill its obligations under the transaction, in which case FIA may have to purchase or sell the subject securities at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon FIA's financial condition.

FLORIDA INVESTMENT ADVISORS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

DECEMBER 31, 2009

SUPPLEMENTAL INFORMATION

FLORIDA INVESTMENT ADVISORS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Net capital		
Total stockholder's equity		$ 1,602,501
Deductions and/or charges:		
Nonallowable assets:		
Receivables from brokers and dealers	$ 46,529	
Property and equipment, net and antiques	179,873	
Other assets	53,466	
	279,868	
Other deductions and/or charges	70,000	
		349,868
Net capital before haircuts on securities positions (tentative net capital)		1,252,633
Haircuts on securities		
Trading and investment securities		23,353
Net capital		$ 1,229,280
Aggregate indebtedness		
Other accounts payable and accrued expenses		125,770
Total aggregate indebtedness		$ 125,770
Computation of basic net capital requirement		
Minimum net capital required		$ 250,000
Excess net capital at 1,500 percent		$ 1,210,415
Excess net capital at 1,000 percent		$ 929,280
Ratio: Aggregate indebtedness to net capital		.1 to 1

There are no material differences from the company's computation (included in Part II of Form X-17A-5 as of December 31, 2009).

PART II

REPORT ON INTERNAL CONTROL



DwightDarby&Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 16, 2010

To the Board of Directors
Florida Investment Advisors, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Florida Investment Advisors, Inc. (FIA) (a wholly owned subsidiary of The Tampa Banking Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered FIA's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of FIA's internal control. Accordingly, we do not express an opinion on the effectiveness of FIA's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by FIA including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exempt provisions of rule 15c3-3. Because FIA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by FIA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of FIA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which FIA has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that FIA's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the audit committee and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dwight Darby & Company

Certified Public Accountants